

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2026

Kathy Lee-Sepsick
President and Chief Executive Officer
Femasys Inc.
3950 Johns Creek Court, Suite 100
Suwanee, Georgia 30024

> **Re: Femasys Inc.**
> **Registration Statement on Form S-3**
> **Filed December 31, 2025**
> **File No. 333-292523**

Dear Kathy Lee-Sepsick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Anna Tomczyk, Esq.